Notice of Investor Relations Meetings

We hereby inform you that KT Corporation (NYSE symbol: KTC) will be holding investor relations meetings. Details are as follows:

1.	Date: September 13, 2005 to September 14, 2005

2.	Location: Hong Kong

3.	Target audience: Institutional investors.

4.	Key topic to be presented: explanation of financial results of the first half and the second half target of 2005.